SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 18, 2003

(Commission File No. 1-14477)

________________________

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

_______________________

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

FREE TRANSLATION

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company

Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70
Board of Trade NIRE: 53 3 0000581 8

NOTICE TO SHAREHOLDERS
CAPITAL INCREASE

BRASIL TELECOM PARTICIPAÇÕES S.A. (BTP) informs that its Board of Directors, on a meeting held on March 17, 2003 approved an increase in capital, as described below.

According to the corporate restructuring approved in 1999, BTP incorporated the goodwill paid by Solpart Participações S.A. (Solpart) in the acquisition of the control of BTP. The objective of this restructuring was the possibility of the use of the tax benefit of R$358,788,247.89 (three hundred fifty-eight million, seven hundred eighty-eight thousand, two hundred forty-seven reais and eighty-nine centavos), generated by the goodwill of R$1,055,259,552.61 (one billion, fifty-five million, two hundred fifty-nine thousand, five hundred fifty-two reais and sixty-one centavos), that will be amortized in 5 years, in compliance with the Comissão de Valores Mobiliórios – CVM (Brazilian Securities and Exchange Commission) Instruction 319/99.

In 2002, BTP amortized 12/60 of the goodwill, corresponding to R$211,051,910.52 (two hundred eleven million, fifty-one thousand, nine hundred and ten reais and fifty-two centavos), resulting in tax savings of R$71,757,649.58 (seventy-one million, seven hundred and fifty-seven thousand, six hundred and forty-nine reais and fifty eight centavos), that will be used to increase the capital and the goodwill reserve in the share subscription, in compliance with the CVM rules.

In compliance with article 7 of CVM Instruction 319/99, the capitalization of the tax benefit will be made to Solpart (controlling shareholder), with the extension of preemptive rights for the remaining shareholders, in which the price of the new shares will consider the economic value of the company.

The beneficiary of this credit is Solpart, which will receive shares issued under this capital increase and/or cash, in the case of exercise of preemptive rights by the current BTP shareholders.

The following table show the capital increase realized until this moment:

FISCAL YEAR	DATE OF CAPITAL INCREASE	TOTAL AMOUNT OF SHARE SUBSCRIPTION	NUMBER OF SHARES ISSUED	TYPE OF SHARE	SUBSCRIPTION PRICE	AMORTIZATION
2000	03/23/2001	R$72,285,279.36	4,090,847,728	Common	R$17.67	12/60
2001	03/26/2002	R$71,757,649.58	3,895,637,871	Common	R$18.42	12/60

Total Amount of Share Subscription:
R$71,757,649.58

Total Amount of Capital Increase:
R$28,733,620.52

Amount of Capital Reserve - Goodwill in the Share Subscription:
R$43,024,029.06

Number and Type of Shares to be Issued:
2,806,676,939 preferred shares and 1,676,172,072 common shares, both book-entry shares without par value.

Issue and Subscription Price:
R$17.60 per lot of one thousand preferred shares and R$13.34 per lot of one thousand common shares.

Reasons for Issue Price:
Brasil Telecom Participações S.A. believes that its common and preferred shares have considerable liquidity in BOVESPA (São Paulo Stock’s Exchange) and for that reason the Company based the issue price on average prices between January 30, 2003, and March 14, 2003.

The choice of using average prices of the shares in the stock exchange is based on article 170 of Law 6,404/76, which allows the use of that price in determining the economic value of shares. In addition, CVM Guideline (Parecer de Orientação) 01/78 indicates average prices as the preferred criteria for determining the economic value of shares, given that the shares have a sufficient standard of negotiability and that the market is well informed regarding the company.

Conditions for Payment:
In cash upon subscription.

Period for the Exercising of Preemptive Rights:
From March 18, 2003 to April 16, 2003.

Number of Shares to Be Subscribed Under Preemptive Rights:
In order to determine the number of shares to be subscribed under preemptive rights, the shareholder should multiply the number of shares held on March 17, 2003, by the following factors:

Class of Shares	Factor	Class of Shares to be Subscribed
Preferred	0.012765542254	Preferred
Common	0.012765542254	Common

Note:	Holders of BT American Depositary Receipts may not subscribe to purchase additional shares or American Depositary Receipts in the preemptive rights offer.

Subscription Bulletin:
Shareholders wishing to trade their subscription rights during the period for exercise of preemptive rights should request an instrument of assignment of rights, which will be issued by Banco ABN AMRO Real S.A., in its capacity as Depositary Institution for shares issued by the Company, or by the Custodian Entities;
The Custodian Entities can only issue one assignment of rights to each subscriber;
Once an assignment of rights has been issued, a new one must be issued in the case of a new sale;
A copy of the assignment of rights will not be accepted in any circumstances.
The Custodian Entities will be able to subscribe for themselves, as fiduciary proprietary, up to the limit of shares in custody.
Shares traded on or before March 17, 2003 shall be deemed to carry subscription rights. From and after March 18, 2003, shares shall be traded without subscription rights.

Assignment of Rights:
In order to obtain the Share Subscription Bulletin and assign subscription rights, shareholders must present the following documents to the bank at which their shares are deposited:
Natural persons: Certified copies of the identity card and of the Individual Taxpayer Registration (CPF) card;
Legal persons: Certified copies of the Federal Corporate Taxpayer Registration (CNPJ/MF) card and current consolidated articles of association (contrato social) or bylaws (estatuto social). The bylaws must have attached the minutes of the shareholders’ meeting at which the current officers (diretoria) were elected. Managing partners (sócios-gerentes) and officers (diretores) with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

In the case shareholders are represented under power of attorney, the public instrument of grant of power of attorney and certified copies of the attorney’s identity card and Individual Taxpayer Registration (CPF) card must be presented.

Unexercised Subscription Rights:
Unexercised subscription rights shall automatically be extinguished, in reason of the increase capital be destined to the tax credit and goodwill capitalization.

Dividends:
Shares resulting from this capital increase shall carry rights to full dividends or other capital remuneration announced from this date on and relative to 2003 fiscal year.

Services to Shareholders:
Any branch of Banco ABN-AMRO Real S.A.

Brasília, Brazil, March 18, 2003.

Paulo Pedrão Rio Branco
Investor Relations Officer

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Brasil Telecom Participações S.A. and that will contain detailed information about Brasil Telecom and management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 18, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.
By: /s/ PAULO PEDRÃO RIO BRANCO
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer